EXHIBIT 23.1












            Consent of Independent Registered Public Accounting Firm



To the Board of Directors
Transaction Systems Architects, Inc.:


We consent to the incorporation by reference in the registration statement on Form S-8 of Transaction Systems Architects, Inc. of our report dated October 25, 2004, with respect to the consolidated balance sheets of Transaction Systems Architects, Inc., and subsidiaries as of September 30, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2004, which report appears in the September 30, 2004 Annual Report to Stockholders on Form 10-K of Transactions Systems Architects, Inc.

                                  /s/ KPMG LLP


Omaha, Nebraska
March 7, 2005